UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TeamStaff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87815U204

(CUSIP Number)

March 17, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87815U204

1	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Nationwide Financial Services, Inc. 31-1486870
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 44,200
6 Shared Voting Power 0
7 Sole Dispositive Power 44,200
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,200
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 0.23%
12	Type of Reporting Person (See Instructions) CO

CUSIP NO. 87815U204

1	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Nationwide Life Insurance Company 31-4156830
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 0
12	Type of Reporting Person (See Instructions) IC

ITEM 1	(a).	NAME OF ISSUER:

TeamStaff, Inc.

ITEM 1	(b).	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

300 Atrium Drive, Somerset, New Jersey 08873

ITEM 2	(a).	NAME OF PERSON FILING:

Nationwide Financial Services, Inc. (“NFS”) Nationwide Life Insurance Company (“NLIC”)

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

One Nationwide Plaza, Columbus, Ohio 43215

ITEM 2	(c).	CITIZENSHIP

NFS is a Delaware corporation and NLIC is an Ohio corporation.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $ .001 Par Value Per Share

ITEM 2	(e).	CUSIP NUMBER

87815U204

ITEM 3.	IF THIS STATEMENT IF FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,256,488

(b) Percent of Class:

0.23%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

44,200

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

44,200

(iv) Shared power to dispose or to direct the disposition of

0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Instruction. Dissolution of a group requires a response to this item.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nationwide Financial Services, Inc.
Nationwide Life Insurance Company

March 5, 2008
(Date)

/s/ TIMOTHY G. FROMMEYER
(Signature)
Timothy G. Frommeyer
Senior Vice President - Chief Financial Officer
(Name and Title)